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Exhibit 99.5

TESMA INTERNATIONAL INC.

Certificate Pursuant to National Instrument 54-101
Communication with Beneficial Owners of Securities of a Reporting Issuer

TO:    CANADIAN SECURITIES REGULATORY AUTHORITIES

        Tesma International Inc. (the "Corporation") hereby certifies, pursuant to paragraph 2.20(c) of National Instrument 54-101 ("N.I. 54-101"), that it is relying upon section 2.20 of N.I. 54-101 in connection with the proxy-related materials relating to the special meeting of the Corporation's shareholders scheduled for February 1, 2005 and that it has made the arrangements described in paragraphs 2.20(a) and 2.20(b) of N.I. 54-101.

Dated: January 10, 2005.

TESMA INTERNATIONAL INC
by:	/s/ Stefan T. Proniuk Name: Stefan T. Proniuk Title: Vice President, Secretary and General Counsel

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TESMA INTERNATIONAL INC.
Certificate Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer